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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )*


                                 SRS LABS, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)


                                    78464M106
                                 (CUSIP Number)


                                  March 2, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)



------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Continued on following pages)

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CUSIP No. 78464M106                        13G                       Page 2 of 8


1.      NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSON:   Thomrose Holdings (BVI) Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     a [X]
                                                                     b [ ]

3.      SEC USE ONLY _______________________________

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:   British Virgin Islands

NUMBER OF                    5.     SOLE VOTING POWER:   778,179
SHARES
BENEFICIALLY                 6.     SHARED VOTING POWER:   0
OWNED BY
EACH                         7.     SOLE DISPOSITIVE POWER:   778,179
REPORTING
PERSON                       8.     SHARED DISPOSITIVE POWER:   0
WITH


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:   778,179

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES  [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   6.775%,
        based on 11,485,262 shares of Common Stock reported as outstanding as of March 2, 1998.

12.     TYPE OF REPORTING PERSON:   CO.



* See Instructions before filling out.


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CUSIP No. 78464M106                        13G                       Page 3 of 8



1.      NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSON:   Thomas Wah Tong Wan

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a [X]
                                                                       b [ ]

3.      SEC USE ONLY _______________________________

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:   Hong Kong

NUMBER OF                    5.     SOLE VOTING POWER:   778,179**
SHARES
BENEFICIALLY                 6.     SHARED VOTING POWER:   0
OWNED BY
EACH                         7.     SOLE DISPOSITIVE POWER:   778,179**
REPORTING
PERSON                       8.     SHARED DISPOSITIVE POWER:   0
WITH


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:   778,179

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES  [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   6.775%,
        based on 11,485,262 shares of Common Stock reported as outstanding as of March 2, 1998.

12.     TYPE OF REPORTING PERSON:   IN.


*  See Instructions before filling out.

** Thomas Wah Tong Wan is the sole shareholder and director of Thomrose Holdings
(BVI) Limited. In such capacities, Mr. Wan is able to direct the vote and dispose of the shares of the Issuer's common stock which are reported herein.


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CUSIP No. 78464M106                    13G                           Page 4 of 8


SCHEDULE 13G

Item 1(a).     Name of Issuer.

               SRS Labs, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer is 2909 Daimler Street, Santa Ana, California, 92705.

Item 2(a).     Name of Person Filing:

               Thomrose Holdings (BVI) Limited and Thomas Wah Tong Wan.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal office of Thomrose Holdings (BVI) Limited is Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

               The address of the principal office of Thomas Wah Tong Wan is c/o Valence Technology Inc., Unit 413, 4th Floor, Hong Kong Industrial Technology Centre, 72 Tat Chee Avenue, Kowloon Tong, Hong Kong.

Item 2(c).     Citizenship:

               Thomrose Holdings (BVI) Limited is a British Virgin Islands corporation. Thomas Wah Tong Wan is a citizen of Hong Kong.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:

               78464M106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act
                       (15 U.S.C.78o);
               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);
               (c) [ ] Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);


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CUSIP No. 78464M106                        13G                       Page 5 of 8


               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e) [ ] An investment adviser in accordance with ss.
                       240.13d-1(b)(1)(ii)(E);
               (f) [ ] An employee benefit plan or endowment fund in accordance with  ss. 240.13d-1(b)(1)(ii)(F);
               (g) [ ] A parent holding company or control person in
                       accordance with ss. 240.13d-1(b)(1)(ii)(G);
               (h) [ ] A savings associations as defined in Section
                       3(b) of the Federal Deposit Insurance Act (12
                       U.S.C. 1813);
               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
               (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:
                      Thomrose Holdings (BVI) Limited                    778,179
                      Thomas Wah Tong Wan                                778,179

               (b) Percent of Class:
                      Thomrose Holdings (BVI) Limited                     6.775%
                      Thomas Wah Tong Wan                                 6.775%

               (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote:
                                    Thomrose Holdings (BVI) Limited      778,179
                                    Thomas Wah Tong Wan                  778,179

                      (ii)  Shared power to vote or to direct the vote:
                                    Thomrose Holdings (BVI) Limited            0
                                    Thomas Wah Tong Wan                        0

                      (iii) Sole power to dispose or to direct the disposition
                            of:
                                    Thomrose Holdings (BVI) Limited      778,179
                                    Thomas Wah Tong Wan                  778,179

                      (iv) Shared power to dispose or to direct the disposition of:
                                    Thomrose Holdings (BVI) Limited            0
                                    Thomas Wah Tong Wan                        0


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CUSIP No. 78464M106                      13G                         Page 6 of 8



               Thomas Wah Tong Wan is the sole shareholder and director of Thomrose Holdings (BVI) Limited. In such capacities, Mr. Wan is able to direct the vote and dispose of the shares of the Issuer's common stock which are reported herein.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Thomas Wah Tong Wan is the sole shareholder and director of Thomrose Holdings (BVI) Limited. In such capacities, Mr. Wan is able to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock which are reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               Inapplicable.

Item 8.        Identification and Classification of Members of the Group.

               This filing is made on behalf of Thomrose Holdings (BVI) Limited and Thomas Wah Tong Wan as members of a group.

Item 9.        Notice of Dissolution of Group.

               Inapplicable.

Item 10.       Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 78464M106                    13G                           Page 7 of 8



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  March 12, 1998


                                            THOMROSE HOLDINGS (BVI) LIMITED


                                            By: /s/ THOMAS WAH TONG WAN
                                                --------------------------------
                                            Name: Thomas Wah Tong Wan
                                            Title: Director


                                            /s/ THOMAS WAH TONG WAN
                                            ------------------------------------
                                                Thomas Wah Tong Wan


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CUSIP No. 78464M106                    13G                           Page 8 of 8


                                   EXHIBIT "A"

                                    AGREEMENT

         THIS AGREEMENT is dated as of March 12, 1998 between Thomrose Holdings
(BVI) Limited and Thomas Wah Tong Wan.

         WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

         NOW THEREFORE, the parties hereto agree as follows:

         1. The Schedule 13G with respect to SRS Labs, Inc. to which this Agreement is attached as Exhibit "A" (the "Schedule 13G") is filed on behalf of each of the parties hereto.

         2. Each of the parties hereto is eligible to use the Schedule 13G.

         3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the
Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                            THOMROSE HOLDINGS (BVI) LIMITED


                                            By: /s/ THOMAS WAH TONG WAN
                                                --------------------------------
                                            Name: Thomas Wah Tong Wan
                                            Title: Director



                                            /s/ THOMAS WAH TONG WAN
                                            ------------------------------------
                                                Thomas Wah Tong Wan